UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant

As previously disclosed in Amendment No. 2 to the Form F-1/A filed on August 26, 2025 by Blue Gold Limited (“Blue Gold”), due to changes in the auditor’s combined business following the acquisition of Pannell Kerr Forster of Texas P.C. (“PKF Texas”) by Withum Smith+Brown, PC (“Withum”), PKF Texas notified Blue Gold on August 2, 2025 that it would no longer be able to serve as auditor of Blue Gold Limited. On August 3, 2025, Blue Gold Limited engaged LAO Professionals as its interim independent registered public accounting firm on a limited basis to prepare standalone audited financial statements of Blue Gold as of and for the year ended December 31, 2024.

The reports of PKF Texas for the financial statements of BGHL as of and for the year ended December 31, 2024 and as of December 31, 2023 and for the period from November 9, 2023 (inception) to December 31, 2023 and of Blue Gold as of December 31, 2023 and for the period from December 4, 2023 (inception) to December 31, 2023 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. PKF Texas’ audit reports contained an explanatory paragraph related to the substantial doubt of BGHL’s and Blue Gold’s ability to continue as a going concern.

As of August 26, 2025, there were no disagreements with PKF Texas on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of PKF Texas, would have caused PKF Texas to make reference thereto in its reports on the financial statements of BGHL or Blue Gold for such periods. As of and for the year ended December 31, 2024 and as of and for the year ended December 31, 2023 and for the period from November 9, 2023 (inception) to December 31, 2023, regarding the financial statements of BGHL, and for the period from December 4, 2023 (inception) to December 31, 2023, regarding the financial statements of Blue Gold, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Consent of PKF Texas, dated August 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: August 26, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer

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